Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Administrative Committee

Team, Inc. Salary Deferral Plan and Trust:

We consent to the incorporation by reference in the Registration Statement (File No. 333-74062) on Form S-8 of Team, Inc. of our report dated June 5, 2008, relating to the statements of net assets available for benefits of the Team, Inc. Salary Deferral Plan and Trust as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007 and the related supplemental schedule H, line 4a – schedule of delinquent participant contributions for the year ended December 31, 2007 and schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 Annual Report on Form 11-K of the Team, Inc. Salary Deferral Plan and Trust.

/s/ KMPG LLP

Houston, Texas

June 5, 2008